Exhibit 99.1

DHX Media Reports Results for Fiscal 2018

  Revenue grew to $434.4 million vs $298.7 million in Fiscal 2017
  WildBrain revenue grew to $57.3 million vs $34.0 million, driven by a 136% increase in watch time to over 129 billion minutes
  Adjusted EBITDA grew to $97.5 million vs $87.3 million in Fiscal 2017
  Positive operating cash flow of $37.8 million, excluding acquisition and related refinancing payments of $24.4 million, vs $6.5 million outflow in Fiscal 2017
  Net loss of $14.1 million vs net loss of $3.6 million in Fiscal 2017
  Gross margin grew to $190.2 million vs $155.6 million in Fiscal 2017; or a 44% gross margin, from 52%, due to the new mix of business
  Leverage ratio at June 30, 2018 of 6.1x reduced to 4.7x on a pro forma basis1 after giving effect to the Sony transaction

HALIFAX, Sept. 24, 2018 /CNW/ - DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM), a global children's content and brands company, reports its fourth quarter and year-end results for the period ended June 30, 2018.

"Revenue in Fiscal 2018 increased by 45% to $434.4 million, primarily driven by Peanuts and continued strong growth in WildBrain," said Michael Donovan, Executive Chair and CEO, DHX Media. "During the course of the last year, we made great progress in realizing operational efficiencies and refocusing our production business. As the Company exits the Strategic Review and internal review, also announced today, we have realigned our strategy to capitalize on key macro trends in the industry. These trends include, the rising demand from the global streaming market for premium original programming, and the increasing popularity of kids' content on YouTube, which is driving rapid growth in our WildBrain platform. We believe this significant refocusing of our strategy and efforts will allow us to deliver growth, while generating free cash flow to pay down debt."

Doug Lamb, CFO, DHX Media, added: "Reducing leverage is one of our key priorities. The Sony transaction was a significant step in that direction and ensures we have the financial flexibility to maintain investment in growth. Our operations are providing improving free cash flow. In combination with cash savings from the quarterly dividend suspension, that provides additional funds for debt repayment."

1.	Total Net Leverage Ratio estimated at June 30, 2018 after applying net proceeds of US$161.3 million ($210 million based on USD to CAD exchange of 1.30) from the Sony transaction to reduce debt and adjusting EBITDA to account for the reduced ownership position. The Total Net Leverage Ratio calculation is based on the definition in the Company's senior secured credit agreement available on SEDAR at www.sedar.com.

Financial Highlights[2] (in millions of Cdn$)	Three Months ended June 30,		Year ended June 30,
	2018	2017	2018	2017
Revenue	$97.4	$87.6	$434.4	$298.7
Gross Margin	$42.3	$40.2	$190.2	$155.6
Gross Margin (%)	43%	46%	44%	52%
Adjusted EBITDA attributable to DHX Media	$16.0	$23.7	$97.5	$87.3
Net Loss	$(6.8)	$(18.3)	$(6.7)	$(3.6)
Net Loss attributable to shareholders	$(21.6)	$(18.3)	$(14.1)	$(3.6)

2.	Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, acquisition costs and adjustments for other identified charges. The definitions of Gross Margin and Adjusted EBITDA are included in the "Use of Non-GAAP Financial Measures" section of the Company's Fiscal 2018 Management Discussion and Analysis.

Fiscal 2018 and Q4 2018 Financial Highlights

Fiscal 2018 revenue increased 45% to $434.4 million, while Q4 2018 revenue grew 11% to $97.4 million over the prior-year periods.  This growth was primarily driven by the acquisition of Peanuts and Strawberry Shortcake, and by continued strong growth in WildBrain, which is becoming a major distribution platform for monetizing of our vast library. Excluding acquisitions, revenue for Fiscal 2018 of $288.9 million was down by approximately 3%, compared to Fiscal 2017, with Q4 2018 revenue at $63.8 million, versus $87.6 million for the prior-year quarter.  The declines in organic revenue were primarily due to a decline in distribution (excluding WildBrain) revenue in Q4 2018.

Gross margin was 44% for Fiscal 2018 and 43% for Q4 2018. This compared with 52% in Fiscal 2017 and 46% in Q4 2017. Lower margins in the fiscal year were due to the new mix of the Company's business with Peanuts, as well as continued growth in third-party revenues from WildBrain, and a larger proportion of third-party service work in our studios.

For Fiscal 2018, adjusted EBITDA rose to $97.5 million, with the net loss attributable to shareholders of the Company of $14.1 million (F2017: $87.3 million adjusted EBITDA; $3.6 million net loss).  In Q4 2018, adjusted EBITDA amounted to $16.0 million and net loss attributable to shareholders of the Company was $21.6 million (Q4 2017: $23.7 million adjusted EBITDA; $18.3 million net loss). The increase in adjusted EBITDA in Fiscal 2018 was the result of the Peanuts and Strawberry Shortcake acquisition, partially offset by declines in the Company's proprietary production, distribution (excluding WildBrain) and our consumer products-represented businesses.  The higher net loss, relative to the prior year, was primarily due to a $12.0 million combined write-down of investment in film, television programs, acquired and library content and intangible assets.

We are beginning to see the benefits of our initiatives to drive improving cash generation.  This has resulted in positive cash flow from operating activities of $13.4 million for Fiscal 2018 compared to a cash outflow of $6.5 million from the prior year.  Both Q4 2018 and Q4 2017 generated positive operating cash flow of $8.3 million and $6.9 million, respectively. Excluding approximately $24.4 million in fees and refinancing payments related to the Peanuts and Strawberry Shortcake acquisition, operating cash flow for the year ended June 30, 2018 would have been approximately $37.8 million.

Subsequent to year-end, the Company closed the sale of a minority stake in Peanuts to Sony Music Entertainment (Japan) Inc., of which the net proceeds of US$161.3 million ($210.0 million)3 were used to repay a portion of the Company's term loan.

3.	USD to CDN exchange at 1.30.

Fiscal 2018 Business Highlights

WildBrain Continued to Emerge as a Highly Strategic Platform

  WildBrain revenue continued strong growth, increasing by 68% to $57.3 million in Fiscal 2018 compared with a year ago.
  During Fiscal 2018, more than 129 billion minutes of videos were watched on WildBrain, from over 25 billion views, up 136% and 130% respectively versus the prior year, reflecting the Company's expertise in developing kids' content and brands on YouTube.
  Third-party brands, including Chuggington, Popeye, StoryBots and BEYBLADE, contracted WildBrain to manage their YouTube channels and produce new original content.
  We will continue to invest in our rapidly-growing WildBrain business, which capitalizes on the increasing consumption of kids' content on YouTube.

Expanding the Peanuts Franchise Globally

  A multi-year partnership signed between Peanuts and NASA will feature all-new and original content starring Astronaut Snoopy plus STEM-based education materials to extend the brand to the next generation of kids and families.
  The Peanuts Global Artist Collective (PGAC) unveiled Peanuts-inspired public art in seven cities worldwide. Exclusive PGAC merchandise began rolling out in Fiscal 2019.
  A renewed agreement was signed to extend Cedar Fair's exclusive use of Peanuts throughout its 11 amusement parks in North America, across attractions, entertainment and sports, food and beverage, lodging and retail operations, until 2025.
  Peanuts continued to extend into new immersive opportunities including the first-ever, Peanuts hotel in Kobe Japan, and the opening of the 29th SnoopyTown retail store, also in Kobe.

Original and Library Titles Continued to be in Demand by Streaming Platforms Worldwide

  Our largest deal with Amazon Prime Video to date was signed for 13 of our kids' shows, covering more than 200 countries and 15 languages.
  Netflix picked up worldwide streaming rights for Creeped Out, a new live-action thriller anthology series, as well as for a yet-to-be-announced new animated preschool production.
  Tencent, a leading Internet company in China, licensed 450 half-hours of DHX Media kids' content for its streaming services.

Other Business Highlights

  Our licensing agency, CPLG, was appointed to represent the Ugly Dolls franchise in Europe, Middle East and Africa, and is building positive momentum signing over 30 licensees to date ahead of the brand's first feature film release in 2019.
  Our Family TV channels delivered steady cash flow, and consistent gross margins at 60% in Fiscal 2018. Subscriber revenue continued to account for approximately 93% of revenue.

Cost Rationalization Measures

As previously announced, throughout Fiscal 2018, we implemented cost rationalization initiatives and acquisition synergies, from which we expect to realize approximately $11.0 million in annualized cost savings going forward:

  Realizing cost synergies by bringing agency representation on Peanuts in-house to CPLG for the U.K., France, the Middle East, Greece and Turkey;
  Consolidating our Vancouver animation production from two studio facilities into one ;
  Consolidating our U.S. brands operations and reducing our corporate office footprint; and
  Staff reductions including employees related to our interactive games business.

Fiscal 2019 Priorities

The Company has outlined a disciplined strategy aimed at delivering strong organic growth, increasing cash flow and de-levering the balance sheet. We expect Fiscal 2019 to begin to show the benefits of the changes we have made and to better demonstrate the value of our strong and unique portfolio of assets, as we focus on the following key priorities:

Key Priorities	Fiscal 2019 Objectives
Develop New, and Revitalize Classic Brands with Content on WildBrain	•	Continue to drive double-digit revenue growth in WildBrain
	•	Increase investment in original short-form content
	•	Launch new series on YouTube for franchise brands
	•	Pursue potential channel acquisition opportunities
Develop Premium Kids' Content to Drive Franchise Brands	•	Target select high-end originals to meet demand for exclusive programming
	•	Greenlight production on new series with greater consumer products potential
	•	Form major agreements for Peanuts to grow brand awareness and licensee base
	•	Launch consumer products programs on new brands
Improve Cash Flow and Balance Sheet	•	Further rationalize overhead expenses and operating efficiencies
	•	Apply excess cash flow to debt repayment and investment in our rapidly growing WildBrain business
	•	Explore targeted partnerships to best monetize our assets globally

Analyst and Investor Webcast and Conference Call

DHX Media Management will hold a live webcast and presentation with slides for analysts and investors on September 25, 2018 at 8:00 a.m. ET, at the following address: https://event.on24.com/wcc/r/1836701/14B00219A3CE6B6B7E4F9BCB1E74F78A

To listen by phone, please call (888) 231-8191 toll-free, or (647) 427-7450 internationally and reference conference ID 8980389. Please allow 10 minutes to be connected to the conference call. The presentation for the call will also be posted to the Investor Relations section of our website, at: http://www.dhxmedia.com/investors/.

Instant replay will be available after the call on +1(855) 859-2056 toll free, under passcode 8980389, until 11:59 p.m. ET, October 2, 2018.

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding expected growth of WildBrain, expected use of available cash, cost rationalization initiatives and expected results therefrom, the markets and industries in which the Company operates, the business strategies, key priorities and objectives, and operational activities of the Company and results therefrom, and the future financial and operating performance of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the ability of the Company to execute on its business strategies, the ability of the Company to realize expected operating savings, consumer preferences, market factors, and risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd. nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate & Trade Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 22:00e 24-SEP-18